Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2017 and September 30, 2016

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended September 30,		Nine Months Ended September 30,
		2017	2016	2017	2016

Revenue	15	$87,772	$55,511	$233,652	$168,035
Cost of sales excluding depreciation and amortization	16	53,502	44,608	160,081	128,622
Depreciation and amortization		7,365	5,111	24,697	15,043
Mine operating margin		26,905	5,792	48,874	24,370

Other expenses/(income)
Exploration expense		400	408	1,380	1,389
General and administrative		7,264	9,370	17,209	25,237
Finance expense, net	17	2,264	2,001	7,411	6,837
Other income		(172)	(27)	(466)	(2,889)
Loss/(gain) on fair value of financial instruments, net	4	3,446	5,784	(3,959)	26,516
Loss on repurchase of 5% Convertible Debentures, net	4	—	12,048	—	11,594
Loss on conversion of 7% Convertible Debentures, net	10	—	—	165	—
Net income/(loss) and comprehensive income/(loss)		$13,703	$(23,792)	$27,134	$(44,314)
Net income/(loss) attributable to non-controlling interest		1,586	(682)	964	(1,221)
Net income/(loss) attributable to Golden Star shareholders		$12,117	$(23,110)	$26,170	$(43,093)

Net income/(loss) per share attributable to Golden Star shareholders
Basic	14	$0.03	$(0.07)	$0.07	$(0.16)
Diluted	14	$0.03	$(0.07)	$0.06	$(0.16)
Weighted average shares outstanding-basic (millions)		378.0	325.3	371.2	269.7
Weighted average shares outstanding-diluted (millions)		385.3	325.3	438.1	269.7
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	September 30, 2017	December 31, 2016

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$29,954	$21,764
Accounts receivable		4,207	7,299
Inventories	5	48,896	44,381
Prepaids and other		6,843	3,926
Total Current Assets		89,900	77,370
RESTRICTED CASH		6,493	6,463
MINING INTERESTS	6	243,076	215,017
Total Assets		$339,469	$298,850

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	7	$87,169	$92,900
Derivative liabilities	4	—	2,729
Current portion of rehabilitation provisions	8	3,254	5,515
Current portion of deferred revenue	9	17,827	19,234
Current portion of long term debt	10	12,533	15,378
Current portion of other liability	13	10,801	2,073
Total Current Liabilities		131,584	137,829
REHABILITATION PROVISIONS	8	71,273	71,867
DEFERRED REVENUE	9	95,634	94,878
LONG TERM DEBT	10	82,779	89,445
LONG TERM DERIVATIVE LIABILITY	4	9,061	15,127
LONG TERM OTHER LIABILITY	13	5,178	10,465
Total Liabilities		395,509	419,611

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	11	783,232	746,542
CONTRIBUTED SURPLUS		34,758	33,861
DEFICIT		(806,781)	(832,951)
Equity/(deficit) attributable to Golden Star shareholders		11,209	(52,548)
NON-CONTROLLING INTEREST		(67,249)	(68,213)
Total Deficit		(56,040)	(120,761)
Total Liabilities and Shareholders' Equity		$339,469	$298,850
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2017	2016	2017	2016

OPERATING ACTIVITIES:
Net income/(loss)		$13,703	$(23,792)	$27,134	$(44,314)
Reconciliation of net income/(loss) to net cash provided by operating activities:
Depreciation and amortization		7,373	5,114	24,719	15,056
Share-based compensation	13	4,059	6,426	7,501	16,166
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	4	3,170	3,341	(3,997)	3,341
Loss on fair value of 5% Convertible Debentures	4	—	1,920	317	17,086
Loss on repurchase of 5% Convertible Debentures, net	4	—	12,048	—	11,594
Recognition of deferred revenue	9	(4,266)	(2,889)	(10,651)	(8,495)
Proceeds from Royal Gold stream	9	—	20,000	10,000	40,000
Reclamation expenditures	8	(2,157)	(1,325)	(5,151)	(4,026)
Other	20	2,059	657	5,992	5,153
Changes in working capital	20	(224)	(536)	(11,627)	(23,546)
Net cash provided by operating activities		23,717	20,964	44,237	28,015
INVESTING ACTIVITIES:
Additions to mining properties		(82)	(261)	(474)	(873)
Additions to plant and equipment		(374)	—	(519)	—
Additions to construction in progress		(16,655)	(21,395)	(51,128)	(59,704)
Change in accounts payable and deposits on mine equipment and material		(2,194)	146	(3,100)	(5,910)
Increase in restricted cash		—	—	(29)	—
Net cash used in investing activities		(19,305)	(21,510)	(55,250)	(66,487)
FINANCING ACTIVITIES:
Principal payments on debt	10	(357)	(23,803)	(1,717)	(28,429)
Proceeds from debt agreements	10	—	—	10,000	3,000
Proceeds from 7% Convertible Debentures, net	10	—	20,729	—	20,729
5% Convertible Debentures repayment	10	—	(18,240)	(13,611)	(19,941)
Shares issued, net	11	—	31,771	24,521	45,477
Exercise of options		—	6	10	22
Net cash (used in)/provided by financing activities		(357)	10,463	19,203	20,858
Increase/(decrease) in cash and cash equivalents		4,055	9,917	8,190	(17,614)
Cash and cash equivalents, beginning of period		25,899	7,577	21,764	35,108
Cash and cash equivalents, end of period		$29,954	$17,494	$29,954	$17,494
See Note 20 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2015	259,897,095	$695,555	$32,612	$(793,304)	$(66,097)	$(131,234)
Shares issued	68,750,000	49,515	—	—	—	49,515
Shares issued under DSUs	39,744	9	(9)	—	—	—
Shares issued under options	58,919	39	(17)	—	—	22
Options granted net of forfeitures	—	—	618	—	—	618
Deferred share units granted	—	—	446	—	—	446
Share issue costs	—	(4,039)	—	—	—	(4,039)
Net loss	—	—	—	(43,093)	(1,221)	(44,314)
Balance at September 30, 2016	328,745,758	$741,079	$33,650	$(836,397)	$(67,318)	$(128,986)

Balance at December 31, 2016	335,356,450	$746,542	$33,861	$(832,951)	$(68,213)	$(120,761)
Shares issued (see Note 11)	40,809,502	35,682	—	—	—	35,682
Shares issued under DSUs	1,167,689	521	(521)	—	—	—
Shares issued under options	23,750	16	(6)	—	—	10
Shares issued under warrants (see Note 11)	3,223,684	2,450	—	—	—	2,450
Options granted net of forfeitures	—	—	1,027	—	—	1,027
Deferred share units granted	—	—	247	—	—	247
Performance and restricted share units granted	—	—	150	—	—	150
Share issue costs	—	(1,979)	—	—	—	(1,979)
Net income	—	—	—	26,170	964	27,134
Balance at September 30, 2017	380,581,075	$783,232	$34,758	$(806,781)	$(67,249)	$(56,040)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 and 2016
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE American (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations (“Bogoso”), the Prestea open-pit mining operations and the Prestea underground development project located near the town of Prestea, Ghana. We hold interests in several gold exploration projects in Ghana and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2016, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Company on October 31, 2017.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.
IAS 7 Statement of cash flows - Disclosures related to financing activities was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. As a result of the adoption of IAS 7, the Company has included additional disclosure on non-cash changes of debt amounts in Note 20.
IAS 12 Income taxes - Deferred tax was amended to clarify (i) the requirements for recognizing deferred tax assets on unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset's tax base, and (iii) certain other aspects of accounting for deferred tax assets. The adoption of this amendment did not result in any impact to the Company's financial statements.
Standards, interpretations and amendments not yet effective
IFRS 9 Financial Instruments was issued in July 2014 and includes (i) a third measurement category for financial assets - fair value through other comprehensive income; (ii) a single, forward-looking "expected loss" impairment model; and (iii) a mandatory effective date of annual periods beginning on or after January 1, 2018. The Company does not expect material impact to the financial statements on adoption of this standard.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018. The Company has reviewed its contracts with customers with respect to the applications to IFRS 15. The Company does not expect that the timing or amounts of revenue currently recognized on our bullion spot sales will be affected by IFRS 15. It is anticipated that the Company’s streaming arrangement with RGLD Gold AG (“RGLD”), will be impacted by the adoption of IFRS 15 as a result of a significant financing component in the contract as defined by IFRS 15. It is expected that the finance costs and revenue will increase on adoption of this standard. The Company is currently in the process of quantifying these impacts to the financial statements.
IFRS 2 Share-based payments was amended to address (i) certain issues related to the accounting for cash settled awards, and (ii) the accounting for equity settled awards that include a "net settlement" feature in respect of employee withholding taxes effective for years beginning on or after January 1, 2018. The Company does not expect material impact to the financial statements on adoption of this standard.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
IFRIC 23 Uncertainty over income tax treatments clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments effective for years beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at September 30, 2017 and December 31, 2016:

		September 30, 2017		December 31, 2016
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$—	$—	$13,294	$13,294
Warrants	2	—	—	2,729	2,729
7% Convertible Debentures embedded derivative	3	9,061	9,061	15,127	15,127
There were no non-recurring fair value measurements of financial instruments as at September 30, 2017.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2017, there were no transfers between the levels of the fair value hierarchy.

Loss/(gain) on fair value of financial instruments in the Statement of Operations includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Loss on fair value of 5% Convertible Debentures	$—	$1,920	$317	$17,086
Loss/(gain) on fair value of warrants	469	820	(86)	2,804
Gain on warrant exercise	(193)	—	(193)	—
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	3,170	3,341	(3,997)	3,341
Unrealized (gain)/loss on non-hedge derivative contracts	—	(297)	—	3,285
	$3,446	$5,784	$(3,959)	$26,516
The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
On May 26, 2017, $13.6 million principal and $0.3 million interest was paid in full settlement of the 5% Convertible Debentures.
The debt component of the 5% Convertible Debentures was valued based on discounted cash flows and the conversion feature was valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation was the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used was determined by adding our risk premium to the risk free interest rate. A market-based volatility rate was applied to the fair value computation.
The following table presents the changes in the 5% Convertible Debentures for the nine months ended September 30, 2017:

Fair value
Balance, December 31, 2016	$13,294
Repayment	(13,611)
Loss in the period included in earnings	317
Balance, September 30, 2017	$—
Warrants
As part of the term loan transaction with Royal Gold, Inc. ("RGI"), 5,000,000 warrants to purchase Golden Star shares were issued to RGI. The warrants had a $0.27 exercise price and expire on July 28, 2019, being the fourth year anniversary of the date of issuance. These instruments were fair valued based on a Black-Scholes model.
On August 30, 2017, the Company issued 3,223,684 common shares upon a cashless exercise of all 5,000,000 warrants held by RGI. The Company recorded a $2.5 million increase in equity, $2.7 million decrease in warrant liability and a $0.2 million gain on exercise.
The following table presents the changes in the warrants for the nine months ended September 30, 2017:

Fair value
Balance, December 31, 2016	$2,729
Exercise	(2,643)
Gain on fair value of warrants	(86)
Balance, September 30, 2017	$—

7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at September 30, 2017 and December 31, 2016 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	September 30, 2017	December 31, 2016
Embedded derivative
Risk-free interest rate	1.7%	1.7%
Risk premium	9.3%	12.9%
Borrowing costs	15.0%	10.0%
Expected volatility	45.0%	45.0%
Remaining life (years)	3.9	4.6
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the nine months ended September 30, 2017:

Fair value
Balance, December 31, 2016	$15,127
Gain on conversions	(2,069)
Gain on fair value of 7% Convertible Debentures embedded derivative	(3,997)
Balance, September 30, 2017	$9,061
If the risk premium increases by 5%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.1 million at September 30, 2017.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	September 30, 2017	December 31, 2016
Stockpiled ore	$23,504	$23,833
In-process ore	4,556	5,008
Materials and supplies	20,416	14,824
Finished goods	420	716
Total	$48,896	$44,381
The cost of inventories expensed for the nine months ended September 30, 2017 and 2016 was $147.4 million and $119.8 million, respectively.
During the three and nine months ended September 30, 2017, $0.6 million and $3.5 million of net realizable value adjustments were recorded for stockpiled ore, respectively (three and nine months ended September 30, 2016 - $nil).

6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2016	$461,438	$746,657	$131,409	$1,339,504
Additions	519	474	48,191	49,184
Transfers	17,614	35,795	(53,409)	—
Capitalized interest	—	—	3,703	3,703
Change in rehabilitation provision estimate	—	1,363	—	1,363
Disposals and other	(7,142)	—	(390)	(7,532)
As of September 30, 2017	$472,429	$784,289	$129,504	$1,386,222

Accumulated depreciation
As of December 31, 2016	$431,698	$692,789	$—	$1,124,487
Depreciation and amortization	9,387	16,063	—	25,450
Disposals and other	(6,791)	—	—	(6,791)
As of September 30, 2017	$434,294	$708,852	$—	$1,143,146

Carrying amount
As of December 31, 2016	$29,740	$53,868	$131,409	$215,017
As of September 30, 2017	$38,135	$75,437	$129,504	$243,076
As at September 30, 2017, equipment under finance leases had net carrying amounts of $0.6 million. The total minimum lease payments are disclosed in Note 10 - Debt.
No depreciation is charged to construction in progress assets. For the nine months ended September 30, 2017, the general capitalization rate for borrowing costs was 7%.
7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	September 30, 2017	December 31, 2016
Trade and other payables	$42,872	$48,591
Accrued liabilities	33,793	35,998
Payroll related liabilities	10,504	8,311
Total	$87,169	$92,900

8. REHABILITATION PROVISIONS
At September 30, 2017, the total undiscounted amount of future cash needs for rehabilitation was estimated to be $81.2 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Beginning balance	$77,382	$79,685
Accretion of rehabilitation provisions	933	1,368
Changes in estimates	1,363	1,856
Cost of reclamation work performed	(5,151)	(5,527)
Balance at the end of the period	$74,527	$77,382

Current portion	$3,254	$5,515
Long term portion	71,273	71,867
Total	$74,527	$77,382
9. DEFERRED REVENUE
During the nine months ended September 30, 2017, the Company sold 18,361 ounces of gold to RGLD Gold AG ("RGLD"). Revenue recognized on the ounces sold to RGLD during the nine months ended September 30, 2017 consisted of $4.6 million of cash payment proceeds and $10.7 million of deferred revenue recognized in the period (see Note 15). The Company has delivered a total of 48,726 ounces of gold to RGLD since the inception of the Streaming Agreement.

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Beginning balance	$114,112	$65,379
Deposits received	10,000	60,000
Deferred revenue recognized	(10,651)	(11,267)
Balance at the end of the period	$113,461	$114,112

Current portion	$17,827	$19,234
Long term portion	95,634	94,878
Total	$113,461	$114,112

10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	September 30, 2017	December 31, 2016
Current debt:
Equipment financing credit facility	$218	$931
Finance leases	1,448	1,153
Ecobank Loan III	1,667	—
5% Convertible Debentures at fair value (see Note 4)	—	13,294
Vendor agreement	9,200	—
Total current debt	$12,533	$15,378
Long term debt:
Equipment financing credit facility	$—	$188
Finance leases	461	806
Ecobank Loan III	7,867	—
7% Convertible Debentures	42,028	47,617
Royal Gold loan	18,736	18,496
Vendor agreement	13,687	22,338
Total long term debt	$82,779	$89,445

Current portion	$12,533	$15,378
Long term portion	82,779	89,445
Total	$95,312	$104,823
5% Convertible Debentures
On May 26, 2017, $13.6 million principal and $0.3 million interest was paid in full settlement of the 5% Convertible Debentures.
7% Convertible Debentures
A total of 9,445,552 shares were issued on conversion of $8.5 million principal amount of 7% Convertible Debentures during the first quarter of 2017. The Company recorded a net loss on conversions of $0.2 million. The Company also made make-whole interest payments of $1.4 million as a result of the conversions. There were no conversions during the second or third quarters of 2017. As at September 30, 2017, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Beginning balance	$47,617	$—
Principal value of debt issued	—	65,000
Embedded derivative fair value at debt issuance	—	(12,259)
Transaction costs	—	(2,271)
Conversions	(6,947)	(3,708)
Accretion of debt	1,358	855
Balance at the end of the period	$42,028	$47,617
Ecobank Loan III
On February 22, 2017, the Company through its subsidiary Golden Star (Wassa) Limited closed a $25 million secured Medium Term Loan Facility ("Ecobank Loan III") with Ecobank Ghana Limited. Ecobank Loan III has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa's existing plant, and certain machinery and equipment. The interest rate on the loan is three month LIBOR plus 8%, per annum, payable monthly in arrears beginning a month following the initial drawdown. Repayment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company has twelve months to drawdown the loan.
During the nine months ended September 30, 2017, the Company drew down $10.0 million on Ecobank Loan III.
Finance leases
During the three months ended September 30, 2017, the Company entered into a financing lease agreement for a period of 24 months.
Schedule of payments on outstanding debt as of September 30, 2017:

	Three months ending December 31, 2017	Year ending December 31, 2018	Year ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Maturity
Equipment financing loans
Principal	$30	$188	$—	$—	$—	$—	2017 to 2018
Interest	7	4	—	—	—	—

Finance leases
Principal	416	1,224	269	—	—	—	2019
Interest	32	63	8	—	—	—

Ecobank Loan III
Principal	—	2,222	2,222	2,222	2,500	834	2022
Interest	226	831	629	429	245	56

7% Convertible Debentures
Principal	—	—	—	—	51,498	—	August 15, 2021
Interest	—	3,605	3,605	3,605	3,605	—

Royal Gold loan
Principal [1]	—	—	20,000	—	—	—	2019
Interest [2]	398	1,594	930	—	—	—

Vendor agreement
Principal	—	12,266	12,266	—	—	—	2019
Interest	460	1,418	498	—	—	—

Total principal	$446	$15,900	$34,757	$2,222	$53,998	$834
Total interest	1,123	7,515	5,670	4,034	3,850	56
	$1,569	$23,415	$40,427	$6,256	$57,848	$890
1 Beginning with the three months ending June 30, 2017, the excess cash flow provision of the Royal Gold loan came into effect. The excess cash flow provision as defined in the Royal Gold loan agreement requires the Company to make mandatory repayments of 25% of excess cash flow for the remainder of 2017 and mandatory repayments of 50% excess cash flow beginning 2018 until maturity. The excess cash flow calculation is dependent upon factors beyond the Company's control such as gold price. No excess cash flow repayments have been required to date. The schedule of payments shows the total principal amount outstanding settled at maturity.
2 Interest payments on the Royal Gold loan are based on the average daily London Bullion Market Association ("LBMA") gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. The estimated interest payments are calculated based on $1,275 per ounce LBMA gold price.

11. SHARE CAPITAL

		Number of Common Shares	Share Capital
Balance at December 31, 2016		335,356,450	$746,542
Bought deal	a	31,363,950	26,203
Conversion of 7% Convertible Debentures	b	9,445,552	9,479
Shares issued under DSUs		1,167,689	521
Shares issued under options		23,750	16
Shares issued under warrants	c	3,223,684	2,450
Share issue costs		—	(1,979)
Balance at September 30, 2017		380,581,075	$783,232

a.
On February 7, 2017, the Company closed a bought deal offering of 31,363,950 common shares, which includes shares issued upon full exercise of the over-allotment option, at a price of C$1.10 per share, for net proceeds to the Company of $24.5 million.

b.
During the nine months ended September 30, 2017, a total of 9,445,552 common shares were issued on conversion of $8.5 million principal amount of 7% Convertible Debentures. The Company recorded a $9.5 million increase in equity offset by capitalized share issue costs of $0.3 million, resulting in a net equity increase of $9.2 million. The Company recorded a net loss on conversions of $0.2 million.

c.
On August 30, 2017, the Company issued 3,223,684 common shares upon a cashless exercise of all 5,000,000 warrants held by RGI. The Company recorded a $2.5 million increase in equity, $2.7 million decrease in warrant liability and a $0.2 million gain on exercise.

12. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $19.7 million, all of which are expected to be incurred within the next three months.
Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the Condensed Interim Consolidated Financial Statements of the Company.
13. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses, recognized in general and administrative expense in the Statements of Operations and Comprehensive Income, are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Share options	$205	$143	$1,027	$618
Deferred share units	69	229	247	446
Share appreciation rights	240	347	259	696
Performance share units	3,545	5,707	5,968	14,406
	$4,059	$6,426	$7,501	$16,166
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the nine months ended September 30, 2017 and 2016 were based on the weighted average assumptions noted in the following table:

	Nine Months Ended September 30,
	2017	2016
Expected volatility	73.70%	72.40%
Risk-free interest rate	1.86%	1.28%
Expected lives	5.99 years	4.86 years
The weighted average fair value per option granted during the nine months ended September 30, 2017 was $0.84 (nine months ended September 30, 2016 - $0.35). As at September 30, 2017, there was $0.7 million of share-based compensation expense (September 30, 2016 - $0.4 million) relating to the Company's share options to be recorded in future periods. For the nine months ended September 30, 2017, the Company recognized an expense of $1.0 million (nine months ended September 30, 2016 - $0.6 million).
A summary of option activity under the Company's Fourth Amended and Restated 1997 Stock Option Plan during the nine months ended September 30, 2017 are as follows:

	Options (‘000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2016	16,119	1.29	5.7
Granted	2,352	1.28	9.4
Exercised	(24)	0.55	7.6
Forfeited	(626)	2.20	2.1
Expired	(1,164)	2.19	—
Outstanding as of September 30, 2017	16,657	1.19	6.1

Exercisable as of December 31, 2016	11,738	1.55	4.8
Exercisable as of September 30, 2017	12,831	1.28	5.4
Deferred share units ("DSUs")
For the nine months ended September 30, 2017, the DSUs that were granted vested immediately and a compensation expense of $0.2 million was recognized for these grants (nine months ended September 30, 2016 - $0.4 million). As of September 30, 2017, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,
	2017	2016
Number of DSUs, beginning of period ('000)	5,734	4,496
Grants	313	1,178
Exercises	(1,168)	(40)
Number of DSUs, end of period ('000)	4,879	5,634
Share appreciation rights ("SARs")
As of September 30, 2017, there was approximately $0.6 million of total unrecognized compensation cost related to unvested SARs (September 30, 2016 - $0.4 million). For the nine months ended September 30, 2017, the Company recognized an expense of $0.3 million related to these cash settled awards (nine months ended September 30, 2016 - $0.7 million).

A summary of the SARs activity during the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,
	2017	2016
Number of SARs, beginning of period ('000)	2,687	2,934
Grants	1,460	1,850
Exercises	(185)	(10)
Forfeited	(408)	(480)
Number of SARs, end of period ('000)	3,554	4,294
Performance share units ("PSUs")
For the nine months ended September 30, 2017, the Company recognized an expense of $5.8 million related to PSU's (nine months ended September 30, 2016 - $14.4 million). As at September 30, 2017, the long term PSU liability is $5.2 million, recognized on the Balance Sheet as Other Long Term Liability and the current portion of $10.8 million is recognized on the Balance Sheet as Other Liability.
A summary of the PSU activity during the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30,
	2017	2016
Number of PSUs, beginning of period ('000)	15,480	9,618
Grants	—	6,058
Redeemed	(1,876)	—
Forfeited	—	(196)
Number of PSUs, end of period ('000)	13,604	15,480
2017 Performance and restricted share units ("PRSUs")
On May 4, 2017, the Company adopted a 2017 performance and restricted share unit plan (the “2017 PRSU Plan”). Pursuant to the 2017 PRSU Plan, performance share units (“2017 PSUs”) and restricted share units (“2017 RSUs” and, together with the 2017 PSUs, the “Share Units”) may be issued to any employee or officer of the Company or its designated affiliates. Share Units may be redeemed for: (i) common shares issued from treasury; (ii) common shares purchased in the secondary market; (iii) a cash payment; or (iv) a combination of (i), (ii) and (iii). On March 21, 2017, the Company issued 1,694,491 Share Units.
Each PRSU represents one notional common share that is redeemed for common shares or common shares plus cash subject to the consent of the Company based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The PRSUs vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the 2017 PRSU Plan. The award is determined by multiplying the number of Share Units by the performance adjustment factor, which ranges from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. As the Company is required to settle these awards in common shares or common shares plus cash subject to the consent of the Company, they are accounted for as equity awards with corresponding compensation expense recognized. For the nine months ended September 30, 2017, the Company recognized an expense of $0.1 million.

14. INCOME/(LOSS) PER COMMON SHARE
The following table provides reconciliation between basic and diluted income/(loss) per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income/(loss) attributable to Golden Star shareholders	$12,117	$(23,110)	$26,170	$(43,093)
Adjustments:
Interest expense on 7% Convertible Debentures	—	—	2,749	—
Amortization of 7% Convertible Debentures discount	—	—	1,358	—
Gain on fair value of 7% Convertible Debentures embedded derivative	—	—	(3,997)	—
Diluted income/(loss)	$12,117	$(23,110)	$26,280	$(43,093)

Weighted average number of basic shares (millions)	378.0	325.3	371.2	269.7
Dilutive securities:
Options	2.0	—	2.6	—
Deferred stock units	5.3	—	5.7	—
Convertible Debentures	—	—	58.6	—
Weighted average number of diluted shares (millions)	385.3	325.3	438.1	269.7

Income/(loss) per share attributable to Golden Star shareholders:
Basic	$0.03	$(0.07)	$0.07	$(0.16)
Diluted	$0.03	$(0.07)	$0.06	$(0.16)
15. REVENUE
Revenue includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenue - Streaming Agreement
Cash payment proceeds	$1,881	$1,212	$4,596	$3,333
Deferred revenue recognized	4,266	2,889	10,651	8,495
	6,147	4,101	15,247	11,828
Revenue - Spot sales	81,625	51,410	218,405	156,207
Total revenue	$87,772	$55,511	$233,652	$168,035
16. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Mine operating expenses	$50,093	$42,432	$144,414	$125,824
Severance charges	228	—	1,182	(71)
Operating costs to metal inventory	(2,359)	(827)	(600)	(5,975)
Inventory net realizable value adjustment	606	—	2,410	—
Royalties	4,934	3,003	12,675	8,844
	$53,502	$44,608	$160,081	$128,622

17. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Interest income	$(2)	$(11)	$(59)	$(21)
Interest expense, net of capitalized interest (see Note 6)	1,645	2,043	5,312	6,398
Net foreign exchange loss/(gain)	310	(373)	(220)	(566)
Accretion of rehabilitation provision	311	342	933	1,026
Conversion make-whole payment	—	—	1,445	—
	$2,264	$2,001	$7,411	$6,837
18. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the nine months ended September 30, 2017 and 2016 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Salaries, wages, and other benefits	$649	$627	$2,211	$1,982
Bonuses	327	284	983	815
Share-based compensation	3,070	4,618	3,893	11,857
	$4,046	$5,529	$7,087	$14,654

19. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended September 30,	Wassa	Bogoso/Prestea	Other	Corporate	Total
2017
Revenue	$39,556	$48,216	$—	$—	$87,772
Mine operating expenses	27,980	22,113	—	—	50,093
Severance charges	145	83	—	—	228
Operating costs to metal inventory	(603)	(1,756)	—	—	(2,359)
Inventory net realizable value adjustment	606	—	—	—	606
Royalties	2,033	2,901	—	—	4,934
Cost of sales excluding depreciation and amortization	30,161	23,341	—	—	53,502
Depreciation and amortization	4,481	2,884	—	—	7,365
Mine operating margin	4,914	21,991	—	—	26,905
Net income attributable to non-controlling interest	444	1,142	—	—	1,586
Net income/(loss) attributable to Golden Star	$3,117	$20,565	$(1,373)	$(10,192)	$12,117

Capital expenditures	$6,469	$11,408	$—	$—	$17,877

2016
Revenue	$25,958	$29,553	$—	$—	$55,511
Mine operating expenses	22,473	19,959	—	—	42,432
Operating costs to metal inventory	(20)	(807)	—	—	(827)
Royalties	1,488	1,515	—	—	3,003
Cost of sales excluding depreciation and amortization	23,941	20,667	—	—	44,608
Depreciation and amortization	3,464	1,647	—	—	5,111
Mine operating (loss)/margin	(1,447)	7,239	—	—	5,792
Net loss attributable to non-controlling interest	(317)	(365)	—	—	(682)
Net (loss)/income attributable to Golden Star	$(1,411)	$7,300	$(1,733)	$(27,266)	$(23,110)

Capital expenditures	$9,699	$11,913	$44	$—	$21,656

Nine Months Ended September 30,	Wassa	Prestea	Other	Corporate	Total
2017
Revenue	$115,748	$117,904	$—	$—	$233,652
Mine operating expenses	84,613	59,801	—	—	144,414
Severance charges	1,099	83	—	—	1,182
Operating costs from/(to) metal inventory	3,827	(4,427)	—	—	(600)
Inventory net realizable value adjustment	2,410	—	—	—	2,410
Royalties	5,970	6,705	—	—	12,675
Cost of sales excluding depreciation and amortization	97,919	62,162	—	—	160,081
Depreciation and amortization	14,612	10,085	—	—	24,697
Mine operating margin	3,217	45,657	—	—	48,874
Net (loss)/income attributable to non-controlling interest	(73)	1,037	—	—	964
Net income/(loss) attributable to Golden Star	$1,229	$43,434	$(2,743)	$(15,750)	$26,170

Capital expenditures	$13,113	$39,774	$—	$—	$52,887

2016
Revenue	$87,556	$80,479	$—	$—	$168,035
Mine operating expenses	69,799	56,025	—	—	125,824
Severance charges	113	(184)	—	—	(71)
Operating costs to metal inventory	(4,988)	(987)	—	—	(5,975)
Royalties	4,713	4,131	—	—	8,844
Cost of sales excluding depreciation and amortization	69,637	58,985	—	—	128,622
Depreciation and amortization	10,892	4,151	—	—	15,043
Mine operating margin	7,027	17,343	—	—	24,370
Net income/(loss) attributable to non-controlling interest	137	(1,358)	—	—	(1,221)
Net income/(loss) attributable to Golden Star	$5,467	$18,983	$(5,683)	$(61,860)	$(43,093)

Capital expenditures	$31,650	$28,883	$44	$—	$60,577

	Wassa	Prestea	Other	Corporate	Total
September 30, 2017
Total assets	$179,876	$154,231	$3,143	$2,219	$339,469

December 31, 2016
Total assets	$175,738	$109,691	$8,786	$4,635	$298,850
Currently, approximately 90% of our gold production is sold through a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for the sale of gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

20. SUPPLEMENTAL CASH FLOW INFORMATION
During the nine months ended September 30, 2017 and 2016, there was no payment of income taxes. The Company paid $7.3 million of interest during the nine months ended September 30, 2017 (nine months ended September 30, 2016 - $5.9 million).
Changes in working capital for the nine months ended September 30, 2017 and 2016 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Decrease/(increase) in accounts receivable	$2,222	$1,354	$3,092	$(349)
Increase in inventories	(3,889)	(906)	(6,192)	(7,110)
(Increase)/decrease in prepaids and other	(478)	(405)	(1,661)	471
Increase/(decrease) in accounts payable and accrued liabilities	1,921	(579)	(6,866)	(3,189)
Decrease in current portion of vendor agreement	—	—	—	(13,369)
Total changes in working capital	$(224)	$(536)	$(11,627)	$(23,546)
Other includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Loss on disposal of assets	$98	$—	$611	$—
Net realizable value adjustment on inventory	606	—	2,410	—
Loss/(gain) on fair value of warrants (see Note 4)	469	820	(86)	2,804
Loss/(gain) on fair value of marketable securities	10	—	(27)	(84)
Unrealized (gain)/loss on non-hedge derivative contracts	—	(297)	—	3,285
Realized gain on non-hedge derivative contracts	—	(1,320)	—	(2,172)
Gain on deferral of payables	—	—	—	(2,682)
Accretion of vendor agreement	183	183	549	1,825
Accretion of rehabilitation provisions (see Note 8)	311	342	933	1,026
Amortization of financing fees	105	582	272	804
Amortization of 7% Convertible Debentures discount	470	347	1,358	347
Loss on conversion of 7% Convertible Debentures, net	—	—	165	—
Gain on warrant exercise	(193)	—	(193)	—
	$2,059	$657	$5,992	$5,153
Non-cash changes of liabilities arising from financing activities
During the nine months ended September 30, 2017, the non-cash changes relating to the changes in liabilities arising from financing activities were $6.9 million relating to the conversion of the 7% Convertible Debentures, $1.6 million accretion of debt and $0.3 million fair value loss on the 5% Convertible Debentures.